UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                  SRKP 2, Inc.
                                  ------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                      None
                                      ----
                                 (CUSIP Number)

                                Richard Rappaport
                                  SRKP 2, Inc.
                       1900 Avenue of the Stars, Suite 310
                              Los Angeles, CA 90067
                                 (310) 203-2902
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No. None
--------------------------------------------------------------------------------

1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

       Richard Rappaport

--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (A)     |_|
       (B)     |_|
--------------------------------------------------------------------------------

3.     SEC Use Only

--------------------------------------------------------------------------------

4.     Source of Funds (See Instructions)

       PF
--------------------------------------------------------------------------------

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)   |_|

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------

                7.     Sole Voting Power            1,579,500(1)
Number of
Shares          ----------------------------------------------------------------
Beneficially    8.     Shared Voting Power          0
Owned by Each
Reporting       ----------------------------------------------------------------
Person With:    9.     Sole Dispositive Power       1,579,500(1)

                ----------------------------------------------------------------
                10.    Shared Dispositive Power     0

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

   1,579,500(1)
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions)

       |-|
--------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row 11

       58.5%(2)
--------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions)

       IN
--------------------------------------------------------------------------------

      (1) Consists of 1,039,500 shares held directly, 270,000 shares held by the Amanda Rappaport Trust, and 270,000 shares held by the Kailey Rappaport Trust. Mr. Rappaport is the trustee of these trusts.

      (2)   Based on 2,700,000 shares of Common Stock outstanding.

--------------------------------------------------------------------------------

CUSIP No. None
--------------------------------------------------------------------------------

1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

       The Amanda Rappaport Trust
--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (A)     |_|
       (B)     |_|
--------------------------------------------------------------------------------

3.     SEC Use Only

--------------------------------------------------------------------------------

4.     Source of Funds (See Instructions)

       PF
--------------------------------------------------------------------------------

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)   |_|

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------

                7.     Sole Voting Power            270,000

Number of       ----------------------------------------------------------------
Shares
Beneficially    8.     Shared Voting Power          0
Owned by Each
Reporting       ----------------------------------------------------------------
Person With:
                9.     Sole Dispositive Power       270,000

                ----------------------------------------------------------------

                10.    Shared Dispositive Power     0

--------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       270,000

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions)

       |-|
--------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row 11

       10%(1)
--------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions)

       OO
--------------------------------------------------------------------------------

      (1)   Based on 2,700,000 shares of Common Stock outstanding.

--------------------------------------------------------------------------------

CUSIP No. None
--------------------------------------------------------------------------------

1. Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only).

       The Kailey Rappaport Trust
--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (A)     |_|
       (B)     |_|
--------------------------------------------------------------------------------

3.     SEC Use Only

--------------------------------------------------------------------------------

4.     Source of Funds (See Instructions)

       PF
--------------------------------------------------------------------------------

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)   |_|
--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------

                7.     Sole Voting Power            270,000

Number of       ----------------------------------------------------------------
Shares
Beneficially    8.     Shared Voting Power          0
Owned by Each   ----------------------------------------------------------------
Reporting
Person With:    9.     Sole Dispositive Power       270,000
                ----------------------------------------------------------------

                10.    Shared Dispositive Power     0

--------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       270,000
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions)

       |-|
--------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row 11

       10%(1)
--------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions)

       OO
--------------------------------------------------------------------------------

      (1)   Based on 2,700,000 shares of Common Stock outstanding.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of SRKP 2, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 1900 Avenue of the Stars, Suite 310, Los Angeles, California 90067.

Item 2. Identity and Background

      (a) This Schedule 13D is being filed on behalf of Richard Rappaport, the Amanda Rappaport Trust and the Kailey Rappaport Trust. Mr. Rappaport is the trustee for both trusts. The persons named in this paragraph are sometimes referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

      (b) Reporting Persons' principal office is located at c/o SRKP 2, Inc., 1900 Avenue of the Stars, Suite 310, Los Angeles, California 90067.

      (c) Mr. Rappaport's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Chief Executive Officer, WestPark Capital, Inc., 1900 Avenue of the Stars, Suite 310, Los Angeles, CA 90067. The trusts were organized to hold shares for Mr. Rappaports children and Mr. Rappaport serves as trustee for both trusts.

      (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

      (e) During the past five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The Reporting Persons are citizens of and organized in the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons purchased the 1,579,500 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $58,441.50. The source of the funding for this purpose was personal funds.

Item 4. Purpose of Transaction

None.

Item 5. Interest in Securities of the Issuer

      (a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

      (b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

      (c) The 1,579,500 shares of Common Stock reported herein were acquired by the Reporting Persons from the Issuer effective March 10, 2005.

      (d) None.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

Item 7. Material to Be Filed as Exhibits

      1. Joint Filing Agreement attached hereto as Exhibit A.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2007



   /s/ Richard Rappaport
   ---------------------
   Richard Rappaport
   Title: President



   /s/ Richard Rappaport
   ---------------------
   Richard Rappaport
   As trustee for the Amanda Rappaport Trust



   /s/ Richard Rappaport
   ---------------------
   Richard Rappaport
   As trustee for the Kailey Rappaport Trust




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT A

                            Agreement of Joint Filing



      The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common SRKP 2, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such
Schedule 13D.

Dated: March 28, 2007


   /s/ Richard Rappaport
   ---------------------
   Richard Rappaport



   /s/ Richard Rappaport
   ---------------------
   Richard Rappaport
   As trustee for the Amanda Rappaport Trust


   /s/ Richard Rappaport
   ---------------------
   Richard Rappaport
   As trustee for the Kailey Rappaport Trust